ACK Right Endeavors LLC

Statements of Comprehensive Income

(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue	$ 172,546	$ 284,416
Cost of Goods Sold	27,054	139,460
Gross Profit	145,492	144,956
Expenses:		
Amortization	12,641	12,641
Depreciation	90,977	72,216
Advertising and Marketing	9,656	81,406
Business Operations	14,722	42,112
Salaries and Wages	39,600	115,995
Legal and Professional	10,751	90,447
Contractors	13,788	77,216
Technology Development	4,064	62,830
Manufacturing/Engineering	24,865	48,205
Office Supplies & Software	3,702	13,488
Rent & Lease	51,764	25,550
Transportation	-	7,203
Travel	7,737	47,417
General and administrative	54,480	69,419
Total Operating Expenses	338,747	766,145
Interest expense	109	
Interest Income	-	(150)
PPP loan forgiveness	(24,167)	
Unrealized investment (gain) / loss	(10,000)	(25,021)
Total Other (income) and expenses	(34,058)	(25,171)
Total expenses	304,689	740,974
Net loss	$ (159,197)	$ (596,018)